# SEC Schedule 13D/A (Amendment No. 1) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MEDIROM Healthcare Technologies Inc., CIK 0001819704
CUSIP: 58510H103
Title of class of securities: American depositary shares, each representing one common share, no par value
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Date of event which requires filing of this statement: 12/11/2024
Filed by CIK 0001960054
Persons authorized to receive notices and communications: Jun Kanma, c/o Kufu Company Holdings, Inc.,, Mita Kokusai Bld 23F, 1-4-28 Mita, Minato-ku, Tokyo, Japan (M0), 108-0073, (813)6435-1687

## Reporting persons
- Kufu Company Holdings, Inc. (CIK 0001960054): type of reporting person: corporation (CO); citizenship or place of organization: Japan (M0); source of funds: working capital (WC); sole voting power 662,251; shared voting power 0; sole dispositive power 662,251; shared dispositive power 0; aggregate amount beneficially owned 662,251 (7.73% of the class)
  Comment: 1. Represents 662,251 Common Shares issuable upon conversion of the Convertible Bonds held by Kufu Company Holdings, Inc. Following conversion, such Common Shares may be exchanged into American Depository Shares at any time by the holder pursuant to the Deposit Agreement among MEDIROM Healthcare Technologies Inc., The Bank Of New York Mellon, and holders of the American Depositary Receipts.
  2. This percentage is based on 7,901,950 common shares outstanding and 662,251 common shares issuable upon conversion of the Convertible Bonds held by Kufu Company Holdings, Inc., which are deemed to be outstanding and to be beneficially owned by the person holding the Convertible Bonds for the purpose of computing the percentage ownership of that person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person, based on the Issuer's annual report on Form 20-F filed by the issuer with the Securities and Exchange Commission on April 29, 2025.

## Item 1. Security and Issuer
Title of class of securities: American depositary shares, each representing one common share, no par value
Name of issuer: MEDIROM Healthcare Technologies Inc.
Address of issuer's principal executive offices: 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo, Japan (M0), 135-0091
Comment:
SCHEDULE 13D - EXPLANATORY NOTE

This Amendment No.1 (this "Amendment No.1") to statement on Schedule 13D relates to the American depositary shares ("ADSs") of MEDIROM Healthcare Technologies Inc., a joint stock corporation with limited liability organized under the laws of Japan (the "Issuer"), whose principal executive offices are located at 16F Tradepia Odaiba, 2-3-1 Daiba, Minato-ku, Tokyo 135-0091. Each ADS represents one common share, no par value, of the Issuer (the "Common Shares").

This Amendment No. 1 amends and supplements the Schedule 13D, with respect to the Issuer filed by the Reporting Person with the Securities and Exchange Commission (as amended and supplemented to date, the "Schedule 13D") to account for the increase in the total number of outstanding Common Shares of the Issuer resulting from the public offering of the Issuer consummated on December 11, 2024 and other related matters. Except as provided herein, this Schedule 13D does not modify any of the information previously reported on the Schedule 13D. The initial Schedule 13D was filed under the name Kufu Company, Inc. The Reporting Person changed its corporate name from "Kufu Company, Inc." to "Kufu Company Holdings, Inc." On December 31, 2024.

## Item 2. Identity and Background
Name of person filing: Kufu Company Holdings, Inc.
Residence or business address: Mita Kokusai Bldg. 23F, 1-4-28 Mita, Minato-ku, Tokyo 108-0073 Japan
Present principal occupation or employment: Kufu Company Holdings, Inc. (or, the "Reporting Person") is a joint stock corporation with limited liability organized under the laws of Japan. The Reporting Person principally engages in group strategic decisions, group administrative operations, entrepreneurs, startups and management candidates supports, and various investment activities.
Criminal convictions in the last five years: The Reporting Person has not during the last five years, been convicted in a criminal proceeding of the type specified in Item 2(d) of Schedule 13D.
Civil proceedings (securities laws) in the last five years: The Reporting Person has not during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is amended and restated in its entirety as follows as of the date of this Amendment:

On December 9, 2022, the Reporting Person entered into a First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement (the "Purchase Agreement") with the Issuer. Pursuant to the Purchase Agreement, on December 28, 2022, for an aggregate purchase price of JPY 500,000,000, the Reporting Person purchased from the Issuer unsecured convertible-type corporate bonds with share options (the "Convertible Bonds") due 2025 (the "Transaction"). The source of funds for the Transaction was cash on hand available to the Reporting Person.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 is amended and restated in its entirety as follows as of the date of this Amendment:

Note Purchase Agreement

The Convertible Bonds were issued to the Reporting Person under the Terms of the First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement of the Company pursuant to the Companies Act of Japan, dated as of December 9, 2022, and amended by the Letter of Proposal, dated as of November 1, 2024 (as amended, the "Indenture"). Pursuant to the Indenture, the Convertible Bonds are unsecured, accrue interest at a rate of 5.0% per annum, payable on June 30, 2023 and semi-annually thereafter, and will mature on December 28, 2025 (the "Maturity Date"), unless earlier converted. At any time between the six-month anniversary date of December 28, 2022 (the "Conversion Start Date") and before the close of business on the Maturity Date, the Reporting Person may convert the Convertible Bonds at its option, in whole or in part, into Common Shares, at the conversion price, which is equal to $4.80, the product of (a) the one-month average trading price of the ADSs on the Nasdaq Capital Market, prior to December 9, 2022, multiplied by (b) 0.95, subject to other customary adjustments upon the occurrence of certain events.

Capital Alliance Agreement

The Reporting Person and the Issuer also entered into a Capital Alliance Agreement (the "Capital Alliance Agreement"), which became effective on December 28, 2022. The Capital Alliance Agreement sets out a framework with respect to business opportunities related to the Issuer's business.

The Capital Alliance Agreement also contains anti-dilution provisions for the Reporting Person in the event of new Common Share issuance by the Issuer, and grants to the Reporting Person certain board observer rights and information and access right.

The descriptions of the Purchase Agreement, Indenture, and the Capital Alliance Agreement do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as Exhibits 99.1, 99.2, and 99.3, respectively, to this Schedule 13D and are incorporated herein by reference.

General

The Reporting Person acquired the securities described in this Schedule 13D for investment purposes and intends to review its investment in the Issuer on a continuing basis. Any actions the Reporting Person might undertake may be made at any time and from time to time and will be dependent upon the Reporting Person's review of numerous factors, including, but not limited to: an ongoing evaluation of the Issuer's business, financial condition, operations and prospects; price levels of the Issuer's securities; general market, industry and economic conditions; the relative attractiveness of alternative business and investment opportunities; and other future developments.

Other than as described above, the Reporting Person does not currently have any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although, depending on the factors discussed herein, the Reporting Person may change its purpose or formulate different plans or proposals with respect thereto at any time.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Number of shares as to which each person has sole or shared power to vote or dispose: The information contained in rows 7, 8, 9, 10, 11, 12 and 13 on the cover page of this Schedule 13D and in the footnotes thereto is incorporated herein by reference.
Transactions in the class effected during the past sixty days: The information in Items 3 and 4 of this Schedule 13D is incorporated herein by reference. The Reporting Person has not engaged in any transaction in ADSs in the 60 days prior to the filing of this Schedule 13D other than as described in Items 3 and 4.
Other persons with the right to receive dividends or sale proceeds: None.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 above summarizes certain provisions of the Purchase Agreement, the Indenture, and the Capital Alliance Agreement and is incorporated herein by reference.

Except as set forth herein, the Reporting Person does not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 First Unsecured Convertible-Type Corporate Bonds with Share Options Purchase Agreement, dated as of December 9, 2022, by and between MEDIROM Healthcare Technologies Inc. and Kufu Company, Inc. (incorporated by reference to Exhibit 4.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Exhibit 99.2 Terms of First Unsecured Convertible-Type Corporate Bonds with Share Options of MEDIROM Healthcare Technologies Inc. (incorporated by reference to Exhibit 4.2 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Exhibit 99.3 Capital Alliance Agreement, dated as of December 9, 2022, by and between MEDIROM Healthcare Technologies Inc. and Kufu Company, Inc. (incorporated by reference to Exhibit 10.1 to the Report of Foreign Private Issuer on Form 6-K filed by the Issuer with the SEC on December 9, 2022).

Exhibit 99.4 Letter of Proposal, dated November 1, 2024, by and between the Company and the Bond Holder Kufu Company Inc., relating to the convertible bonds issued to Kufu Company Inc. (English translation) (incorporated by reference to Exhibit 4.5 to the Registration Statement on Form F-1 (File No. 333- 281771) filed by the Issuer with the SEC on November 7, 2024).

Exhibit 99.5 Notice from Kufu Company Inc., dated December 3, 2024, relating to the convertible bonds issued to Kufu Company Inc. (English translation) (incorporated by reference to Exhibit 4.9 to the Registration Statement on Form F-1 (File No. 333- 281771) filed by the Issuer with the SEC on December 4, 2024).

## Signatures
- Kufu Company Holdings, Inc.: /s/ Jun Kanma, Jun Kanma/Director (05/30/2025)